

November 8, 2010

By U.S. Mail and facsimile to (617) 208-2968

Bob Bates
Chief Financial Officer
Inova Technology, Inc.
2300 West Sahara Ave., Suite 800
Las Vegas, NV 89102

> **Re: Inova Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2009**
> **Filed August 10, 2009**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 22, 2008**
> **File No. 000-27397**

Dear Mr. Bates:

    We have reviewed your response letter dated September 10, 2010 and have the following comments.

Form 10-K for the Fiscal Year Ended April 30, 2009

1. In your letter dated September 10, 2010 you stated you would be amending your Form 10-K for fiscal year ended April 30, 2009 and exhibits as part of a super filing. Please file the amendment within the next 10 business days or tell us in writing when you will provide us with your amendment.

Revised Preliminary Proxy Statement on Schedule 14A, Filed February 22, 2008

2. We note your response to comment 2 in our letter dated September 8, 2010 and we re-issue the comment in part. Please tell us why you have not filed a preliminary or definitive information statement on Schedule 14C advising your shareholders of the actions you took pursuant to Rule 14c-2, which requires that an information statement be transmitted to all security holders even for actions taken by written consent.

If you took neither of these actions, as your response and EDGAR reporting history would seem to indicate, please provide disclosure in your next periodic report regarding your potential liability for failure to comply with Regulations 14A and 14C or tell us why you do not believe such disclosure is required.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your response to our comment.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3720, if you have any other questions.

Sincerely,

H. Christopher Owings
Assistant Director